UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

(Amendment No. 1)*

LANTRONIX, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

516548203
(CUSIP Number)

James J. Peterson
Peterson Capital Group, LLC
19900 MacArthur Boulevard, Suite 650
Irvine, CA 92612
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2018
(Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 516548203	Page 2 of 7 Pages

1	Names of reporting persons Peterson Capital Group, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,412,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,412,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,412,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person CO

CUSIP No. 516548203	Page 3 of 7 Pages

1	Names of reporting persons Peterson Capital Group, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,412,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,412,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,412,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person CO

CUSIP No. 516548203	Page 4 of 7 Pages

1	Names of reporting persons James J. Peterson
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds PF (See Item 3)
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of Organization U.S.
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 0
	8	Shared Voting Power 1,412,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,412,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,412,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.6%
14	Type of Reporting Person IN

CUSIP No. 516548203	Page 5 of 7 Pages

Explanatory Note

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amend the following items on Amendment No. 1 to the Schedule 13D originally filed by Peterson Capital Group, LLC (“PCG”), Peterson Capital Group, Inc. (“PCGI”) and James J. Peterson on August 16, 2018 with respect to the common stock, par value $0.0001 per share (the “Common Stock”) of Lantronix, Inc. (the “Issuer”). PCG, PCGI and Mr. Peterson are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of 250,000 shares of Common Stock acquired by PGC is $1,000,000. The source of funds for acquiring the foregoing shares of Common Stock was PGC’s working capital.

Item 4.	Purpose of Transaction.

The 250,000 shares of Common Stock were acquired by PGC as part of an underwritten public offering by the Issuer of 2,500,000 shares of Common Stock at the public offering price of $4.00 per share that was completed on September 20, 2018. The shares of Common Stock were acquired for investment purposes. PCG intends to conduct a review of the investment to determine whether there may be possible changes to the Issuer’s board of directors, management or operations that may improve shareholder value and whether the Issuer should consider using acquisitions as part of its overall growth strategy.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As of the date hereof, the shares of Common Stock are held directly by PCG. PCGI is the Manager of PCG and James J. Peterson is the sole shareholder, director and officer of PCGI. PCG, PCGI and Mr. Peterson share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 1,412,000 shares of Common Stock held directly by PCG, representing approximately 6.6% of the Issuer’s total outstanding shares of Common Stock. All percentages of Common Stock disclosed in this statement are based on 21,408,196 shares of Common Stock reported in the Issuer’s Prospectus Supplement dated September 18, 2018 as outstanding following the Issuer’s underwritten public offering. Such Prospectus Supplement was filed with the Securities and Exchange Commission on September 19, 2018 and is the most recent document filed by the Issuer setting forth the number of shares of Common Stock outstanding.

(c)       During the past sixty days prior to September 20, 2018, Mr. Peterson acquired the following shares of Common Stock through open market purchases:

Date of Transaction	Number of Shares	Price per Share
08/06/2018	35,895	$3.5656
08/06/2018	46,000	$3.3488
08/07/2018	25,000	$3.5502
08/07/2018	67,105	$3.8196
08/07/2018	100,000	$3.6812

CUSIP No. 516548203	Page 6 of 7 Pages

In addition, on August 10, 2018, Mr. Peterson transferred all 1,162,000 shares of Common Stock held directly by him to PGC in connection with the issuance of a promissory note by PGC to Mr. Peterson. These transactions were previously reported in Item 5(c) of the Schedule 13D originally filed by the Reporting Persons on August 16, 2018.

(d)       In accordance with the limited liability company agreement of PGC, upon dissolution of PGC, the assets of PGC shall be liquidated and after payment to any creditors of PGC and the creation of any reserves as deemed reasonably necessary, the proceeds will be distributed to each member of PGC in accordance with such member’s pro rata membership interest in PGC. Therefore, to the extent the dividends and proceeds of the Common Stock comprise part of the assets of PCG, each member of PGC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock in accordance with such member’s pro rata membership interest in the PGC.

(e)       Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed as an exhibit to the Schedule 13D filed by the Reporting Persons on August 18, 2018 and incorporated herein by reference).

CUSIP No. 516548203	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2018

PETERSON CAPITAL GROUP, LLC

By:	PETERSON CAPITAL GROUP, INC., its Manager

By:	/s/ James J. Peterson

Name: James J. Peterson

Title: President

PETERSON CAPITAL GROUP, INC.

By:	/s/ James J. Peterson

Name: James J. Peterson

Title: President

JAMES J. PETERSON

/s/ James J. Peterson